Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156618

Prospectus dated March 31, 2009

PROSPECTUS

628,331 Shares

SUN COMMUNITIES, INC.

COMMON STOCK

This prospectus covers the sale of up to 628,331 shares of Sun Communities, Inc. common stock by the selling stockholders. The prices at which the selling stockholders may sell the shares will be determined by prevailing market rates or through privately-negotiated transactions. We will not receive any proceeds from the sale of the shares by the stockholders.

The shares of our common stock offered under this prospectus are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell the shares through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution”. We do not know when or in what amount the selling stockholders may offer the shares for sale. The selling stockholders may sell any, all or none of the shares offered by this prospectus.

The common stock is listed on the New York Stock Exchange under the symbol “SUI.” The last reported sale price of the common stock as reported on the New York Stock Exchange on March 26, 2009, was $12.57 per share.

YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE SHARES.

__________________________________

Neither the Securities and Exchange Commission

nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy

of this prospectus. Any representation to the contrary is a criminal offense.

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The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any

representation to the contrary is unlawful.

The date of this Prospectus is March 31, 2009

About This Prospectus

This prospectus is part of a registration statement that Sun Communities, Inc., a Maryland corporation (hereinafter sometimes referred to as “we”, “us”, or the “Company”), filed with the Securities and Exchange Commission (the “SEC”). The selling stockholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change information contained in this prospectus, including adding or removing certain selling stockholders. Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of the date of this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

We believe that we have included or incorporated by reference all information material to investors in this prospectus, but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

Where You Can Find More Information

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. In addition, our common stock is listed on the New York Stock Exchange and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering is complete; provided, however, that we are not incorporating by reference any information furnished to, but not filed with, the SEC under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K, as well as any exhibits filed on such forms that are related to such items.

1.	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 13, 2009, as amended on March 30, 2009.

You may request a copy of these filings at no cost, by writing or calling us at the following address:

Sun Communities, Inc.

27777 Franklin Road

Suite 200

Southfield, MI 48034

Attn: Corporate Secretary

(248) 208-2500

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

The Company

As used in this prospectus, “Company,” “us,” “we,” “our” and similar terms means Sun Communities, Inc., a Maryland corporation, and one or more of its subsidiaries (including the Operating Partnership (as defined below) and Sun Home Services, Inc.).

We are a self-administered and self-managed real estate investment trust, or REIT. We own, operate, develop and finance manufactured housing communities concentrated in the midwestern and southeastern United States. We are a fully integrated real estate company which, together with our affiliates and predecessors, have been in the business of acquiring, operating and expanding manufactured housing communities since 1975. As of December 31, 2008, we owned and operated a portfolio of 136 properties located in eighteen states (the “Properties” or “Property”), including 124 manufactured housing communities, four recreational vehicle communities, and eight properties containing both manufactured housing and recreational vehicle sites. As of December 31, 2008, the Properties contained an aggregate of 47,613 developed sites comprised of 42,299 developed manufactured home sites 3,107 permanent recreational vehicle sites, 2,207 seasonal recreational vehicle sites and an additional 6,081 manufactured home sites suitable for development. In order to enhance property performance and cash flow, the Company, through Sun Home Services, Inc., a Michigan corporation (“SHS”), actively markets, sells and leases new and pre-owned manufactured homes for placement in the Properties.

Structured as an umbrella partnership REIT, or UPREIT, Sun Communities Operating Limited Partnership, a Michigan limited partnership (the “Operating Partnership”), is the entity through which we conduct substantially all of our operations, and which owns, either directly or indirectly through subsidiaries, all of our assets (the subsidiaries, collectively with the Operating Partnership, the “Subsidiaries”). This UPREIT structure enables us to comply with certain complex requirements under the federal tax rules and regulations applicable to REITs, and to acquire manufactured housing communities in transactions that defer some or all of the sellers’ tax consequences. We are the sole general partner of, and, as of December 31, 2008, held approximately 89.4% of the interests (not including preferred limited partnership interests) in, the Operating Partnership. The Subsidiaries also include SHS, which provides manufactured home sales and other services to current and prospective tenants of the Properties.

Our executive and principal property management office is located at 27777 Franklin Road, Suite 200, Southfield, Michigan 48034 and our telephone number is (248) 208-2500. We have regional property management offices located in Austin, Texas; Dayton, Ohio; Grand Rapids, Michigan; Elkhart, Indiana; and Orlando, Florida, and we employed an aggregate of 644 people as of December 31, 2008.

Forward-Looking Statements

This prospectus contains various “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. For this purpose, any statements contained in this filing that relate to prospective events or developments are deemed to be forward-looking statements. Words such as “believes,” “forecasts,” “anticipates,” “intends,” “plans,” “expects,” “may”, “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the Company’s current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this filing. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward looking statements. Such risks and uncertainties include the national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled “Risk Factors” contained in this prospectus and the Company’s filings with the Securities and Exchange Commission. The forward-looking statements contained in this prospectus speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations of future events.

Risk Factors

Our prospects are subject to certain uncertainties and risks. Our future results could differ materially from current results, and our actual results could differ materially from those projected in forward-looking statements as a result of certain risk factors. These risk factors include, but are not limited to, those set forth below, other one-time events, and important factors disclosed previously and from time to time in other Company filings with the Securities and Exchange Commission. This prospectus contains certain forward-looking statements.

Real Estate Risks

General economic conditions and the concentration of our properties in Michigan, Florida, Indiana, and Texas may affect our ability to generate sufficient revenue.

The market and economic conditions in our current markets generally, and specifically in metropolitan areas of our current markets, may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. We derived significant amounts of rental income for the twelve month period ended December 31, 2008 from properties located in Michigan, Florida, Indiana, and Texas. As of December 31, 2008, 47 of our 136 Properties, or approximately 30% of developed sites, are located in Michigan, 19 Properties, or approximately 21% of developed sites, are located in Florida, 18 Properties, or approximately 14% of developed sites, are located in Indiana, and 17 Properties, or approximately 11% of developed sites, are located in Texas. As a result of the geographic concentration of our Properties in Michigan, Florida, Indiana, and Texas, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates and property values of properties in these markets.

The following factors, among others, may adversely affect the revenues generated by our communities:

•	the national and local economic climate which may be adversely impacted by, among other factors, plant closings and industry slowdowns;
•	local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
•	the number of repossessed homes in a particular market;
•	the lack of an established dealer network;
•	the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
•	the perceptions by prospective tenants of the safety, convenience and attractiveness of the Properties and the neighborhoods where they are located;
•	zoning or other regulatory restrictions;
•	competition from other available manufactured housing sites and alternative forms of housing (such as apartment buildings and site-built single-family homes);
•	our ability to provide adequate management, maintenance and insurance;
•	increased operating costs, including insurance premiums, real estate taxes and utilities; or
•	the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

Competition affects occupancy levels and rents which could adversely affect our revenues.

All of our Properties are located in developed areas that include other manufactured housing community properties. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our Properties or at any newly acquired properties. We may be competing with others with greater resources and whose officers and directors have more experience than our officers and directors. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities.

Our ability to sell or lease manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.

SHS is in the manufactured home market offering manufactured home sales and leasing services to tenants and prospective tenants of our communities. The market for the sale and lease of manufactured homes may be adversely affected by the following factors:

•	downturns in economic conditions which adversely impact the housing market;
•	an oversupply of, or a reduced demand for, manufactured homes;
•	the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
•	an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales and leases, which would result in a decrease in profitability.

Increases in taxes and regulatory compliance costs may reduce our revenue.

Costs resulting from changes in real estate laws, income taxes, service or other taxes, generally are not passed through to tenants under leases and may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

We may not be able to integrate or finance our development activities.

From time to time, we engage in the construction and development of new communities, and may continue to engage in the development and construction business in the future. Our development and construction business may be exposed to the following risks which are in addition to those risks associated with the ownership and operation of established manufactured housing communities:

•	we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
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we may be unable to obtain, or face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of the community entirely if we are unable to obtain such permits or authorizations;

•	we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;
•	we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
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we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;

•	we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
•	occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above occurred, our business and results of operations could be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.

We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

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we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;

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even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

•	even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;
•	we may be unable to finance acquisitions on favorable terms;
•	acquired properties may fail to perform as expected;
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acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

•	we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

Rent control legislation may harm our ability to increase rents.

State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in other jurisdictions. Certain Properties are located, and we may purchase additional properties, in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

We may be subject to environmental liability.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

All of the Properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed any significant environmental liability that would have a material adverse effect on our business. These audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more Properties.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.

We maintain comprehensive liability, fire, flood (where appropriate), extended coverage, and rental loss insurance on the Properties with policy specifications, limits, and deductibles which are customarily carried for similar properties. As a result of market conditions in the insurance industry, we carry a $250,000 deductible on our liability insurance. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, or acts of war. In the event an uninsured loss occurs, we could lose both our investment in and anticipated profits and cash flow from the affected property. Any loss would adversely affect our ability to repay our debt.

Financing and Investment Risks

Our significant amount of debt could limit our operational flexibility or otherwise adversely affect our financial condition.

We have a significant amount of debt. As of December 31, 2008, we had approximately $1.2 billion of total debt outstanding, consisting of approximately $1.1 billion in debt that is collateralized by mortgage liens on 105 of the Properties (the “Mortgage Debt”) and secured by collateralized receivables, $4.6 million collateralized by liens on manufactured homes and $135.2 million in unsecured debt. If we fail to meet our obligations under the Mortgage Debt, the lender would be entitled to foreclose on all or some of the Properties securing such debt which could have a material adverse effect on us and our ability to make expected distributions, and could threaten our continued viability.

We are subject to the risks normally associated with debt financing, including the following risks:
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our cash flow may be insufficient to meet required payments of principal and interest, or require us to dedicate a substantial portion of our cash flow to pay our debt and the interest associated with our debt rather than to other areas of our business;

•	our existing indebtedness may limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt;
•	it may be more difficult for us to obtain additional financing in the future for our operations, working capital requirements, capital expenditures, debt service or other general requirements;
•	we may be more vulnerable in the event of adverse economic and industry conditions or a downturn in our business;
•	we may be placed at a competitive disadvantage compared to our competitors that have less debt; and
•	we may not be able to refinance at all or on favorable terms, as our debt matures.

If any of the above risks occurred, our financial condition and results of operations could be materially adversely affected.

We may be able to incur substantially more debt which would increase the risks associated with our substantial leverage.

Despite our current indebtedness levels, we may still be able to incur substantially more debt in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, the related risks that we now face could intensify and increase the risk of a default on our indebtedness.

Our equity investment in Origen Financial, Inc., may subject us to certain risks.

In October 2003, the Company purchased 5,000,000 shares of common stock of Origen Financial, Inc. (“Origen”). The Company owns approximately 19% of Origen as of December 31, 2008, and its investment is accounted for using the equity method of accounting.

Origen was a publicly traded real estate investment trust that originated and serviced manufactured home loans. In March 2008, Origen announced that conditions in the credit markets had adversely impacted Origen’s business and financial condition. In response, Origen suspended loan originations and took steps to right-size its work force. Following this announcement, Origen executed an asset disposition and management plan and sold $176 million of unsecuritized loans, and its servicing and origination platforms. In December 2008, Origen voluntarily delisted its common stock from the NASDAQ Global Market and deregistered its common stock under the Securities and Exchange Act of 1934. Currently, Origen is actively managing its residual interests in securitized loans, whole loans, and bond holdings which provide continuing cash flows for the organization.

If Origen’s business and financial condition do not perform as expected, our investment in Origen may result in additional other than temporary impairment charges and financial condition and results of operations could be materially adversely affected.

We recorded losses from our investment in Origen of $16.5 million, $8.0 million, and $16.6 million for the years ended December 31, 2008, 2007, and 2006, respectively. These losses are comprised of: 1) other than temporary charges to the carrying value of the Origen investment; and 2) our equity allocation of the anticipated losses from Origen. The components of the loss associated with our investment in Origen are summarized as follows (in thousands):

	Years Ended December 31,
	2008	2007	2006
Equity income (loss) from Origen affiliate	$(6,851)	$(6,099)	$1,417
Other than temporary impairment charges	(9,619)	(1,870)	(18,000)
Total loss from Origen affiliate	$(16,470)	$(7,969)	$(16,583)

The financial condition and solvency of our borrowers may adversely affect our installment and other loans.

As of December 31, 2008, we had outstanding approximately $47.4 million, net of reserves, in installment loans to owners of manufactured homes. These installment loans are collateralized by the manufactured homes. We may invest in additional mortgages and installment loans in the future. By virtue of our investment in the mortgages and the loans, we are subject to the following risks of such investment:

•	the borrowers may not be able to make debt service payments or pay principal when due;
•	the value of property securing the mortgages and installment notes receivable may be less than the amounts owed; and
•	interest rates payable on the mortgages and installment notes receivable may be lower than our cost of funds.

If any of the above occurred, our business and results of operations could be adversely affected.

Tax Risks

We may suffer adverse tax consequences and be unable to attract capital if we fail to qualify as a REIT.

We believe that since our taxable year ended December 31, 1994, we have been organized and operated, and intend to continue to operate, so as to qualify for taxation as a REIT under the Internal Revenue Code (“Code”). Although we believe that we have been and will continue to be organized and have operated and will continue to operate so as to qualify for taxation as a REIT, we cannot assure you that we have been or will continue to be organized or operated in a manner to so qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. In addition, frequent changes occur in the area of REIT taxation, which require the Company continually to monitor its tax status.

If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability to us for the years involved. In addition, distributions to stockholders would no longer be required to be made. Even if we qualify for and maintain our REIT status, we will be subject to certain federal, state and local taxes on our property and certain of our operations.

We intend for the Operating Partnership to qualify as a partnership, but we cannot guarantee that it will qualify.

We believe that the Operating Partnership has been organized as a partnership and will qualify for treatment as such under the Code. However, if the Operating Partnership is deemed to be a “publicly traded partnership,” it will be treated as a corporation instead of a partnership for federal income tax purposes unless at least 90% of its income is qualifying income as defined in the Code. The income requirements applicable to REITs and the definition of “qualifying income” for purposes of this 90% test are similar in most respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We believe that the Operating Partnership would meet this 90% test, but we cannot guarantee that it would. If the Operating Partnership were to be taxed as a corporation, it would incur substantial tax liabilities, we would fail to qualify as a REIT for federal income tax purposes, and our ability to raise additional capital could be significantly impaired.

Our ability to accumulate cash may be restricted due to certain REIT distribution requirements.

In order to qualify as a REIT, we must distribute to our stockholders at least 90% of our REIT taxable income (calculated without any deduction for dividends paid and excluding net capital gain) and to avoid federal income taxation, our distributions must not be less than 100% of our REIT taxable income, including capital gains. As a result of the distribution requirements, we do not expect to accumulate significant amounts of cash. Accordingly, these distributions could significantly reduce the cash available to us in subsequent periods to fund our operations and future growth.

Business Risks

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.

Ownership of Origen. In the 2003 recapitalization of Origen Financial, Inc., (“Origen”), the Company purchased 5,000,000 shares of Origen common stock for $50 million and Shiffman Origen LLC (which is owned by the Milton M. Shiffman Spouse’s Marital Trust, Gary A. Shiffman (the Company’s Chief Executive Officer), and members of Mr. Shiffman’s family) purchased 1,025,000 shares of Origen common stock for approximately $10.3 million. Gary A. Shiffman is a member of the board of directors of Origen and Arthur A. Weiss, a director of the Company, is a trustee of the Milton M. Shiffman Spouse’s Marital Trust.

Accordingly, in all transactions involving Origen, Mr. Shiffman and/or Mr. Weiss may have a conflict of interest with respect to their respective obligations as an officer and/or director of the Company. The following are the current transactions and agreements involving Origen which may present a conflict of interest for Mr. Shiffman and/or Mr. Weiss:

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We previously had a loan servicing agreement with Origen Servicing, Inc., a wholly-owned subsidiary of Origen, which serviced our portfolio of manufactured home loans. Origen agreed to fund loans that met our underwriting guidelines and then transfer those loans to us pursuant to a Loan Origination, Sale and Purchase Agreement. We paid Origen a fee of $550 per loan pursuant to a Loan Origination, Sale and Purchase Agreement which totaled approximately $0.2 million during 2008 and 2007. We purchased loans, at par, from Origen which totaled approximately $12.4 million and $13.3 million during 2008 and 2007, respectively. We also purchased $0.6 million and $1.2 million of repossessed manufactured homes located within our communities that were owned by Origen during 2008 and 2007, respectively.

•

With the sale of Origen’s servicing platform assets to Green Tree Servicing LLC, we engaged a different entity to continue the servicing of the manufactured home loans. In order to transfer the manufactured home loan servicing contract to a different service provider, we paid Origen a fee of $0.3 million.

In addition to the transactions with Origen and the LLC described above, Mr. Shiffman and his affiliates and/ or Mr. Weiss have entered into the following transactions with the Company:

•

Legal Counsel During 2008, Jaffe, Raitt, Heuer, & Weiss, Professional Corporation (“JRH&W”) acted as the Company’s general counsel and represented the Company in various matters. Arthur A. Weiss, a director of the Company, is the Chairman of the Board of Directors and a shareholder of such firm. The Company incurred legal fees and expenses of approximately $1.0 million in 2008 and 2007 and approximately $1.3 million in 2006, in connection with services rendered by JRH&W.

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Lease of Executive Offices. Gary A. Shiffman, together with certain family members, indirectly owns a 21 percent equity interest in American Center LLC, the entity from which we lease office space for our principal executive offices. Arthur A. Weiss owns a 0.75 percent indirect interest in American Center LLC. This lease was for an initial term of five years, beginning May 1, 2003, with the right to extend the lease for an additional five year term. On July 30, 2007, the Company exercised its option to extend its lease for its executive offices. The extension was for a period of five years commencing on May 1, 2008. On August 8, 2008, the Company modified its lease agreement to extend the term of the lease until August 31, 2015, with an option to renew for an additional five years. The base rent for the extended term through August 31, 2015, will continue to be the same as the rent payable as of the current term. The current annual base rent under the current lease is $21.25 per square foot (gross). Mr. Shiffman and Mr. Weiss may have a conflict of interest with respect to their obligations as an officer and/or director of the Company and their ownership interest in American Center LLC.

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Tax Consequences Upon Sale of Properties. Gary A. Shiffman holds limited partnership interests in the Operating Partnership which were received in connection with the contribution of 24 properties (four of which have been sold) from partnerships previously affiliated with him (the “Sun Partnerships”). Prior to any redemption of these limited partnership interests for our common stock, Mr. Shiffman will have tax consequences different from those of us and our public stockholders on the sale of any of the Sun Partnerships. Therefore, Mr. Shiffman and the Company may have different objectives regarding the appropriate pricing and timing of any sale of those properties.

We rely on key management.

We are dependent on the efforts of our executive officers, particularly Gary A. Shiffman, John B. McLaren, Karen J. Dearing and Jonathan M. Colman (together, the “Senior Officers”). The loss of services of one or more of our executive officers could have a temporary adverse effect on our operations. We do not currently maintain or contemplate obtaining any “key-man” life insurance on the Senior Officers.

Certain provisions in our governing documents may make it difficult for a third-party to acquire us.

9.8% Ownership Limit. In order to qualify and maintain our qualification as a REIT, not more than 50% of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals. Thus, ownership of more than 9.8% of our outstanding shares of common stock by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining our qualification as a REIT under the Code. Such restrictions in our charter do not apply to Gary Shiffman, the Milton M. Shiffman Spouse’s Marital Trust and the Estate of Robert B. Bayer.

The 9.8% ownership limit, as well as our ability to issue additional shares of common stock or shares of other stock (which may have rights and preferences over the common stock), may discourage a change of control of the Company and may also: (1) deter tender offers for the common stock, which offers may be advantageous to stockholders; and (2) limit the opportunity for stockholders to receive a premium for their common stock that might otherwise exist if an investor were attempting to assemble a block of common stock in excess of 9.8% of the outstanding shares of the Company or otherwise effect a change of control of the Company.

Staggered Board. Our Board of Directors has been divided into three classes of directors. The term of one class will expire each year. Directors for each class will be chosen for a three-year term upon the expiration of such class’s term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders’ ability to change control of the Company even if a change in control were in the stockholders’ interest.

Preferred Stock. Our charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights (including the right to vote and the right to convert into shares of common stock) of any shares issued. The power to issue preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders’ interest.

Rights Plan. We adopted a stockholders’ rights plan in 2008 that provides our stockholders (other than a stockholder attempting to acquire a 15% or greater interest in the Company) with the right to purchase stock in the Company at a discount in the event any person attempts to acquire a 15% or greater interest in the Company. Because this plan could make it more expensive for a person to acquire a controlling interest in the Company, it could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the stockholders’ interest.

Changes in our investment and financing policies may be made without stockholder approval.

Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt, capitalization, distributions, REIT status, and operating policies, are determined by our Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of our stockholders. Accordingly, stockholders may not have control over changes in our policies and changes in our policies may not fully serve the interests of all stockholders.

Substantial sales of our common stock could cause our stock price to fall.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares. As of December 31, 2008, up to approximately 2.7 million shares of our common stock may be issued in the future to the limited partners of the Operating Partnership in exchange for their common limited partnership interests (“Common OP Units”) and preferred limited partnership interests (“Preferred OP Units”). These Preferred OP Units are convertible into common shares at a price of $68 per share. The limited partners may sell such shares pursuant to registration rights or an available exemption from registration. Also, in 2009, Water Oak, Ltd., a former owner of one of the Properties, will be issued Common OP Units with a value of approximately $1,250,000. In addition, as of December 31, 2008, options to purchase 205,906 shares of our common stock were outstanding under our 1993 Employee Stock Option Plan, our 1993 Non-Employee Director Stock Option Plan, our 2004 Non-Employee Director Option Plan, and our Long-Term Incentive Plan (the “Plans”). No prediction can be made regarding the effect that future sales of shares of our common stock will have on the market price of shares.

An increase in interest rates may have an adverse effect on the price of our common stock.

One of the factors that may influence the price of our common stock in the public market will be the annual distributions to stockholders relative to the prevailing market price of the common stock. An increase in market interest rates may tend to make the common stock less attractive relative to other investments, which could adversely affect the market price of our common stock.

The current volatility in economic conditions and the financial markets may adversely affect our industry, business and financial performance.

The capital and credit markets have been experiencing, and continue to experience, extreme volatility and disruption. In recent months, the volatility and disruption have reached unprecedented levels. In many cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. In response to these developments, the U.S. government has taken, and may take further, steps designed to stabilize markets generally and strengthen financial institutions in particular. The impact, if any, that these financial market events or these governmental actions might have on us and our business is uncertain and cannot be estimated at this time. The other risk factors presented in this prospectus discuss some of the principal risks inherent in our business, including liquidity risks, operational risks, and credit risks, among others. The current upheaval in financial markets has accentuated each of these risks and magnified their potential effect on us. At the same time, there appears to be a general weakening of the U.S. economy and the economies of many other countries. If these economic developments continue to worsen, there could be an adverse impact on our access to capital, stock price and our operating results.

Federal Income Tax Considerations and Consequences of Your Investment

The following discussion describes the material U.S. federal income tax consequences relating to our qualification as a REIT and the ownership and disposition of shares of our common stock.

Because this is a summary that is intended to address only material federal income tax consequences relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;
•

special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code;

•	this summary does not address state, local or non-U.S. tax considerations;
•	this summary deals only with stockholders that hold common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and
•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our securities on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the current Internal Revenue Code, current, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. We have not obtained any rulings from the Internal Revenue Service concerning the tax treatment of the matters discussed below. Thus, it is possible that the Internal Revenue Service could challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court could agree with the Internal Revenue Service.

Taxation of Sun Communities as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

We believe that we are organized and have operated, and we intend to continue to operate, in a manner allowing us to qualify as a REIT, but there can be no assurance that we have qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Internal Revenue Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot provide any assurance that our actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular taxable year.

In the opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, commencing with the Company’s taxable year which ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation enabled it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. In addition, such qualification and taxation as a REIT depends upon the Company’s ability to meet, through actual annual operating results, distribution levels, diversity of stock ownership, and the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. Accordingly, no assurance can be given that the actual results of the Company’s operation in any particular taxable year will satisfy such requirements.

So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation. However, we will be subject to federal income tax as follows:

•

We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid;

•	Under some circumstances, we may be subject to the “alternative minimum tax” on our items of tax preference;
•

If we have net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income;

•

Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property;

•

If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 95% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability;

•

If we fail to satisfy any of the asset tests (other than a failure by a de minimis amount of the 5% or 10% asset tests) and we qualify for and satisfy certain cure provisions, then we will have to pay an excise tax equal to the greater of (1) $50,000 and (2) an amount determined by multiplying (x) the net income generated during a specified period by the assets that caused the failure by (y) the highest federal income tax applicable to corporations;

•

If we fail to satisfy any REIT requirements other than the income test or asset test requirements and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure;

•

We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1)	85% of our REIT ordinary income for the year;

(2)	95% of our REIT capital gain net income for the year; and

(3)	any undistributed taxable income from prior taxable years;

•

We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties;

•

If we should acquire any asset from a “C” corporation in a carry-over basis transaction and we subsequently recognize gain on the disposition of such asset during the ten-year recognition period beginning on the date on which we acquired the asset, then, to the extent of any built-in gain, such gain will be subject to tax at the highest regular corporate rate. Built-in gain means the excess of (a) the fair market value of the asset as of the beginning of the applicable recognition period over (b) the adjusted basis in such asset as of the beginning of such recognition period;

•	Income earned by our taxable REIT subsidiaries will be subject to tax at regular corporate rates; and
•

We may be required to pay penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders.

Requirements for qualification as a REIT

We elected to be taxable as a REIT for federal income tax purposes for our taxable year ended December 31, 1994 and for all subsequent taxable years. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, sources of income, nature of assets and distributions of income to stockholders.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Internal Revenue Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer individuals, as defined in the Internal Revenue Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Internal Revenue Code and regulations promulgated thereunder; and

(9) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Internal Revenue Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

We believe that we have issued sufficient shares of common stock with sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter contains restrictions regarding the transfer of shares of common stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We do not believe that we have any non-REIT earnings and profits and believe that we therefore satisfy this requirement.

Qualified REIT Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries. A “taxable REIT subsidiary” is a corporation in which we directly or indirectly own stock and that elects, together with us, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. A taxable REIT subsidiary also can recognize income that would be subject to the 100% prohibited transaction tax, or income that would be non-qualifying income under the gross income tests, if earned by a REIT. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made to us. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between us, our tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Ownership of Partnership Interests by a REIT. A REIT that is a partner in a partnership (or a member in a limited liability company or other entity that is treated as a partnership for federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of the assets and items of income of any entity taxable as a partnership for federal income tax purposes in which we hold an interest, such as Sun Communities Operating Limited Partnership, will be treated as our assets and liabilities and our items of income for purposes of applying the requirements described in this prospectus. The assets, liabilities and items of income of any partnership in which we own an interest include such entity’s share of the assets and liabilities and items of income with respect to any partnership in which it holds an interest.

Income Tests Applicable to REITs. To qualify as a REIT, we must satisfy two gross income tests. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments. Second, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

Rents received by us will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space, or the property leased to the taxable REIT subsidiary is a hotel and certain other requirements are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a taxable REIT subsidiary) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of our direct cost of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

We have not charged, and do not anticipate charging, rent that is based in whole or in part on the income or profits of any person. We have not derived, and do not anticipate deriving, rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

We have provided and will provide services with respect to the manufactured housing communities. We believe that the services with respect to our communities that have been and will be provided by us are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise rendered to particular tenants, or, if considered impermissible services, income from the provision of such services with respect to a given property has not and will not exceed 1% of all amounts received by us from such property. Therefore, we believe that the provision of such services has not and will not cause rents received with respect to our communities to fail to qualify as rents from real property. We believe that services with respect to our communities that may not be provided by us directly without jeopardizing the qualification of rent as rents from real property have been and will be performed by independent contractors or taxable REIT subsidiaries.

We may in the future acquire equity stakes in additional taxable REIT subsidiaries, which do not constitute real estate assets. Gain from a sale or other taxable disposition of these interests will constitute income satisfying the 95% income test, but not the 75% income test. The need to satisfy the 75% income test may adversely affect the time at which we chose to sell or dispose of one or more of these investments, depending on the appreciation of these equity interests, if any.

We have earned and continue to earn amounts of non-qualifying income. For example, we earn fees related to the management of properties that are not wholly-owned by. We believe that the amount of non-qualifying income generated from these activities has not affected and will not affect our ability to meet the gross income tests.

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless such property has been held by us for not less than two years and certain other requirements are satisfied or the gain is realized in a taxable REIT subsidiary. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances of a particular transaction. We generally intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating properties, and to make occasional sales of properties as are consistent with our investment objectives. We cannot provide any assurance, however, that the Internal Revenue Service might not contend that one or more of these sales are subject to the 100% penalty tax. We intend to hold assets developed or held for sale in taxable REIT subsidiaries. Although a taxable REIT subsidiary is not subject to the 100% penalty tax, it does pay tax on its taxable income and gains at regular corporate rates.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Internal Revenue Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and, following our identification of such failure for any taxable year, we file a schedule describing each item of our gross income described in the gross income tests in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the Internal Revenue Service could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. As discussed under “Taxation of Sun Communities as a REIT,” even if these relief provisions apply, a tax would be imposed based on the amount of non-qualifying income.

Asset Tests Applicable to REITs. At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature of our assets:

(1)	at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities.;

(2)	not more than 25% of our total assets may be represented by securities other than those in the 75% asset class;

(3)

except for investments in qualified REIT subsidiaries, taxable REIT subsidiaries, equity interests in REITs or other securities that qualify as “real estate assets” for purposes of the test described in clause (1): the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own more than 10% of any one issuer’s outstanding voting securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer; and

(4)	not more than 25% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, certain debt of an issuer will not count as a security for purposes of the 10% value test, including: (1) debt securities that are “straight debt” as defined in Section 1361 of the Internal Revenue Code, as modified by Section 856(m); (2) debt from an issuer who is an individual; or (3) non straight debt, but only if the REIT possesses an aggregate value of not more than one percent of the value of the issuer’s outstanding securities.

We believe that the aggregate value of our taxable REIT subsidiaries does not exceed 25% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. In this regard, however, we cannot provide any assurance that the Internal Revenue Service might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation.

Moreover, if we fail to satisfy any of the asset tests at the end of a calendar quarter during a taxable year and such failure is not cured within 30 days as described above, we will not lose our REIT status if one of the following additional exceptions applies: (A) the failure is due to a violation of the 5% or 10% asset tests and is “de minimis” (for this purpose, a “de minimis” failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million) and we either dispose of the assets that caused the failure or otherwise satisfy any of the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred; or (B) the failure is due to a violation of any of the asset tests (other than a “de minimis” violations of the 5% or 10% asset tests) and all of the following requirements are satisfied: (i) the failure is due to reasonable cause and not willful neglect, (ii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iii) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after the last day of the quarter in which our identification of the failure occurred, and (iv) we pay an excise tax equal to the greater of (x) $50,000 and (y) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest federal income tax applicable to corporations.

Annual Distribution Requirements Applicable to REITs. To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain, and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if we recognize any built-in gain, we will be required, under Treasury regulations, to distribute at least 90% of the built-in gain, after tax, recognized on the disposition of the applicable asset. See “Taxation of Sun Communities as a REIT” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

We believe that we have made and intend to continue to make timely distributions sufficient to satisfy the annual distribution requirements.

We anticipate having sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet this distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and the deduction of such expenses in arriving at our taxable income, or as a result of nondeductible expenses such as principal amortization or capital expenditures in excess of noncash deductions. In the event that such timing differences occur, we may find it necessary to arrange for borrowings or, if possible, pay taxable stock dividends in order to meet the dividend requirement.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We will refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we are subject to tax on these amounts at regular corporate tax rates.

We will be subject to a 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for the year;

(2) 95% of our REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Record-Keeping Requirements. We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure of Sun Communities to Qualify as a REIT. If we fail to satisfy any REIT requirement (other than the income test or asset test requirements, to which specific cure provisions apply), we generally will be eligible for relief from REIT disqualification if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limit on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates, including any applicable alternative minimum tax. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as dividend income. Subject to limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends-received deduction and non-corporate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains under the provisions of Section 1(h)(11) of the Internal Revenue Code, for taxable years beginning before January 1, 2011. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of U.S. stockholders

When we refer to a United States stockholder, we mean a beneficial owner of a share of our common stock that is, for United States federal income tax purposes:

(1) a citizen or resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

(2) a corporation or partnership, or other entity treated as a corporation or partnership for federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

(3) an estate the income of which is subject to federal income taxation regardless of its source; or

(4) in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

Generally, in the case of a partnership that holds our common stock, any partner that would be a U.S. stockholder if it held the common stock directly is also a U.S. stockholder. A “non-U.S. stockholder” is a holder, including any partner in a partnership that holds our common stock, that is not a U.S. stockholder.

Distributions by Sun Communities. So long as we qualify as a REIT, distributions to U.S. stockholders out of our current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as dividend income and will not be eligible for the dividends received deduction generally available for corporations and generally will not be eligible for treatment as qualified dividend income by non-corporate stockholders. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that the distributions do not exceed the adjusted tax basis of the stockholder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. stockholder’s adjusted basis in its shares will be treated as gain from the sale or exchange of such shares taxable as capital gains in the amount of such excess if the shares are held as a capital asset. If we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. stockholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a U.S. stockholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the stockholder as capital gain. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may choose to retain all or part of our net capital gain and designate such amount as “undistributed capital gain”. We will be subject to tax at regular corporate rates on any undistributed capital gain.

A U.S. stockholder:

(1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains; and

(2) will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. stockholder’s tax liability on the undistributed capital gain.

A U.S. stockholder will increase the basis in its common stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 15%; or

(2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate in excess of 25%.

Distributions made by our Company and gain arising from the sale or exchange by a U.S. stockholder of shares will not be treated as passive activity income, and as a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from our company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify stockholders regarding the portions of distributions for each year that constitute ordinary income, return of capital and capital gain. U.S. stockholders may not include in their individual income tax returns any net operating losses or capital losses of our company. Our operating or capital losses would be carried over for potential offset against our future income, subject to applicable limitations.

Sales of Shares. Upon any taxable sale or other disposition of shares, a U.S. stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between:

(1) the amount of cash and the fair market value of any property received on the sale or other disposition; and

(2) the holder’s adjusted basis in the shares for tax purposes.

This gain or loss will be a capital gain or loss if the shares have been held by the U.S. stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate stockholders) to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain”. Stockholders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our company’s shares. In general, any loss recognized by a U.S. stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. stockholder from us that were required to be treated as long-term capital gains. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the date of disposition.

Taxation of tax-exempt stockholders

Provided that a tax-exempt stockholder has not held its common stock as “debt financed property” within the meaning of the Internal Revenue Code, the dividend income from our company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt stockholder. Similarly, gain from the sale of shares will not constitute UBTI unless the tax-exempt stockholder has held its shares as debt financed property within the meaning of the Internal Revenue Code or is a dealer in the shares.

However, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt stockholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI if received by any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code and holds more than 10%, by value, of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts”.

A REIT is a pension held REIT if it meets the following two tests:

(1) it qualified as a REIT only by reason of Section 856(h)(3) of the Internal Revenue Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

(2) either (a) at least one pension trust holds more than 25% of the value of the REIT’s stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any taxable year.

U.S. taxation of non-U.S. stockholders

Distributions by Sun Communities. Distributions by us to a non-U.S. stockholder that are neither attributable to gain from sales or exchanges by us of “U.S. real property interests” nor designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. stockholders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Any dividends received by a corporate non-U.S. stockholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

Distributions in excess of our current and accumulated earnings and profits that exceed the non-U.S. stockholder’s basis in its common stock will be taxable to a non-U.S. stockholder as gain from the sale of common stock, which is discussed below. Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. stockholder in its common stock will reduce the non-U.S. stockholder’s adjusted basis in its common stock and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

We expect to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. stockholder unless:

(1) a lower treaty rate applies and the non-U.S. stockholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or

(2) the non-U.S. stockholder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is income effectively connected with non-U.S. stockholder’s trade or business within the U.S.

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. stockholder is not liable for tax on the receipt of that distribution. However, a non-U.S. stockholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. stockholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. stockholder that are designated by us at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

(1) the investment in the common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain, except that a stockholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA”, subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, distributions to a non-U.S. stockholder that are attributable to gain from sales or exchanges by us of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. stockholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. stockholders will be taxed on this gain at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation.

We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. stockholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder’s United States federal income tax liability. A non-U.S. stockholder whose U.S. federal income tax liability under FIRPTA exceeds amounts withheld by us will be required to file a U.S. federal income tax return for the taxable year.

A non-U.S. stockholder that owns no more than 5% of our common stock at all times during the one-year period ending on the date of the distribution will not be subject to 35% FIRPTA withholding with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock is regularly traded on an established securities market. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by our company exceeds their actual United States federal income tax liability.

Sale of Common Stock. Gain recognized by a non-U.S. stockholder upon the sale or exchange of our common stock generally would not be subject to United States taxation unless:

(1) the investment in our company’s common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to any gain;

(2) the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

(3) our common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Our common stock will not constitute a U.S. real property interest if we are a domestically controlled qualified investment entity. We will be a domestically controlled qualified investment entity if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

Because our company’s common stock is publicly traded, we cannot guarantee that we are or will continue to be a domestically controlled qualified investment entity.

Even if we are a domestically controlled qualified investment entity, upon disposition of the our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. stockholder (1) disposes of an interest in our stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of the Company’s stock within 30 days after such ex-dividend date. This rule does not apply if the exception for distributions to 5% or smaller holders of regularly traded classes of stock is satisfied.

Even if we do not qualify as a domestically controlled qualified investment entity at the time a non-U.S. stockholder sells its common stock, our stock sold by such stockholder would not be considered a U.S. real property interest if:

(1) the class or series of stock sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

(2) the selling non-U.S. stockholder owned, actually or constructively, 5% or less in value of the outstanding class or series of stock being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

Information reporting and backup withholding tax applicable to stockholders

U.S. stockholders. In general, information reporting requirements will apply to payments of distributions on our common stock and payments of the proceeds of the sale of our common stock to some stockholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax at the rate of 28% if:

(1) the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2) the Internal Revenue Service notifies the payer that the TIN furnished by the payee is incorrect;

(3) the payee fails to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some stockholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder’s United States federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. stockholders. Generally, information reporting will apply to payments of distributions on our common stock, and backup withholding at a rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of Sun Communities common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. stockholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the stockholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. stockholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of stockholders when payments to the stockholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Other tax consequences for Sun Communities and its stockholders

Our Company and its stockholders may be subject to state and local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of our Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our securities.

To the extent that we and the taxable REIT subsidiaries are required to pay federal, state or local taxes, we will have less cash available for distribution to stockholders.

Selling Stockholders

The Selling Stockholders may use this prospectus for the resale of shares of Common Stock being registered by this prospectus, although no Selling Stockholder is obligated to sell any such shares. Each of the Selling Stockholders is a holder of Common OP Units and/or shares of Common Stock. We are the sole general partner of the Operating Partnership. Under the terms of the Operating Partnership’s Second Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”), the Common OP Units may be exchanged for shares of Common Stock. As of the date of this prospectus, the exchange ratio is one share for each Common OP Unit exchanged, but such exchange ratio is subject to adjustment in certain events pursuant to anti-dilution provisions contained in the Partnership Agreement. The Common Stock offered by this prospectus has been or will be issued to the Selling Stockholders in exchange for Common OP Units held by the Selling Stockholders (the “Shares”). The Selling Stockholders are not required to exchange Common OP Units to Common Stock. Clunet Lewis and Arthur Weiss are Directors of the Company, Jonathan Colman is an officer of the Company, and Lois T. Shiffman Revocable Trust, GAS-Sun LLC, Gail Shiffman Hennes, and Audrey Shiffman are affiliates of Gary Shiffman, our Chief Executive Officer.

The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock beneficially owned by each of them as of March 27, 2009:

	Shares of Common Stock Beneficially Owned Prior to the	Number of Shares	Shares Beneficially Owned After Completion of the Offering (2)
Selling Stockholder	Offering (1)	Being Offered	Number	Percent(3)
Water Oak, Ltd.	110,557	110,482	75	*
Gary A. Shiffman, Chief Executive Officer	2,009,296 (4)	136,617	1,872,679	10.12%
Clunet R. and Kathleen Lewis, JTWROS	51,000(5)	20,000	31,000	*
Arthur Weiss	642,273(6)	6,938	647,635	3.50%
Lois T. Shiffman Revocable Trust	202,300	170,000	32,300	*
GAS-Sun LLC	141,794	141,794	0	*
Gail Shiffman Hennes	17,500	17,500	0	*
Audrey Shiffman	17,500	17,500	0	*
Jonathan Colman	35,838	7,500	28,338	*
TOTAL	3,228,058	628,331	2,612,027	14.11%

(1)

The number set forth in this column is the number of shares of Common Stock held by each such Selling Stockholder and/or the number of shares of Common Stock that would be received upon an exchange of Common OP Units held by each such Selling Stockholder.

(2)	Assumes that all shares of Common Stock being offered and registered hereunder are sold, although no Selling Stockholder is obligated to sell any such shares.
(3)	Based upon 18,511,235 shares of Common Stock outstanding as of December 31, 2008.
(4)

Includes 579,222 Common OP Units convertible into shares of Common Stock; 25,000 Common OP Units of which Mr. Shiffman has only beneficial ownership, but not record ownership; 50,000 shares of Common Stock which may be acquired pursuant to options exercisable within sixty days of the date hereof; 453,841 shares of Common Stock owned by certain limited liability companies of which Mr. Shiffman is a member and a manager. Mr. Shiffman disclaims beneficial ownership of 3,000 Common OP Units convertible into shares of Common Stock and 2,300 shares of Common Stock held by other family members because he does not have a pecuniary interest therein.

(5)

Includes 20,000 Common UP Units convertible into shares of Common Stock and options exercisable to acquire 7,500 shares of Common Stock. Also includes 5,000 shares of Common Stock owned by Mr. Lewis’ wife. Mr. Lewis disclaims beneficial ownership of such shares.

(6)

Includes 6,938 Common OP Units convertible into shares of Common Stock and 14,500 shares of Common Stock which may be acquired pursuant to exercisable options. Also, includes: (a) 453,841 shares of Common Stock and 141,794 Common OP Units owned by certain limited liability companies of which Mr. Weiss is a manager, (c) 12,700 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust for which Mr. Weiss is a Co-Trustee, and (d) a beneficial interest only in 10,000 Common OP Units. Mr. Weiss does not have a pecuniary interest in any of the 1997 Shiffman Charitable Remainder Unitrust or the limited liability companies described above and, accordingly, Mr. Weiss disclaims beneficial ownership of the 453,841 shares of Common Stock and the 141,794 Common OP Units held by the limited liability companies described above and the 12,700 shares of Common Stock held by the 1997 Shiffman Charitable Remainder Unitrust.

*	Less than one percent (1%).

Use of Proceeds

We will not receive any of the proceeds of any sale by the Selling Stockholders. We have agreed to pay the fees, costs and expenses of this offering.

Plan of Distribution

The Company is registering the Shares on behalf of the Selling Stockholders. As used herein, “Selling Stockholders” includes pledgees, donees, transferees or other successors in interest (collectively with the Selling Stockholders, the “Sellers”) selling shares received from a Selling Stockholder after the date of this prospectus. The registration of the Shares, however, does not necessarily mean that any of the Shares will be offered or sold by the Selling Stockholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the Shares offered by this prospectus.

Subject to certain restrictions on transfer that may be applicable to the Selling Stockholders, they may sell the Shares described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the Shares to investors directly or through dealers or agents.

The Selling Stockholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The Selling Stockholders may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The Selling Stockholders may sell the Shares offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or
•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation from the Selling Stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the Shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the Shares also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of the Shares. Underwriters may sell the Shares to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by any Selling Stockholders to underwriters or agents in connection with the offering of the Shares, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the Shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent involved in the offer and sale of the Shares will be named in the applicable prospectus supplement.

In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Stockholders may be required by the securities laws of some states to offer and sell the Shares only through registered or licensed brokers or dealers.

We have agreed to pay all expenses incident to the offering and sale of the Shares offered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents. Pursuant to the registration rights granted to the Selling Stockholders in connection with the issuance of Common OP Units to the Selling Stockholders, we have agreed to indemnify the Selling Stockholders and any person who controls a Selling Stockholder against certain liabilities and expenses arising out of, or based upon the information set forth in, or incorporated by reference in, this prospectus, and the registration statement of which this prospectus is a part, including liabilities under the Securities Act.

If a prospectus supplement so indicates, the Selling Stockholders may authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the Shares to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of the Shares that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

Legal Matters

The legality of the common stock offered hereby and an opinion as to certain federal tax matters will be passed upon by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. Arthur A. Weiss, who is a director of the Company, is a shareholder of Jaffe, Raitt, Heuer & Weiss, Professional Corporation.

Experts

The financial statements incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto (which report expressed an unqualified opinion and contained an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 123(R)), and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by the prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in the affairs of the Company since the date hereof.

Table of Contents

Prospectus

                                                                    Page

About This Prospectus                                                                                                                             2

Where You Can Find More Information                                                                                               2

Forward-Looking Statements                                                                                                                 3

Risk Factors                                                                                                                                              3

Federal Income Tax Considerations and Consequences of Your Investment                              11

Use of Proceeds                                                                                                                                       24

Plan of Distribution                                                                                                                                24

Legal Matters                                                                                                                                          25

Experts                                                                                                                                                      25

628,331 Shares Sun Communities, Inc. Common Stock ______________ Prospectus ______________

March 31, 2009